EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended July 2, 2005
Fixed charges:
Interest expense	$51
Estimated interest portion of rents	16
Total fixed charges	$67

Income:
Income from continuing operations before income taxes	$319
Dividends in excess of pre-tax income of Textron Finance	20
Fixed charges	67
Adjusted income	$406

Ratio of income to fixed charges	6.06